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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                           SIGA PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  826 917 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Adam D. Eilenberg, Esq.
                        Ehrenreich Eilenberg & Krause LLP
                        11 East 44th Street, 17th Floor
                            New York, New York 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 29, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.   826 917 10 6            13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                                 Richard Stone

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                      USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            548,465
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             0
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             548,465
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       0

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        548,465

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is the common stock, $.0001 par value per share (the "Common Stock"), of SIGA Pharmaceuticals, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 420 Lexington Avenue, Suite 620, New York, NY 10170. This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by Richard Stone as of December 29, 1999 and amends the Schedule 13 D filed on June 3, 1998 (the "Schedule 13D").


Item 2. Identity and Background.

     (a)  The name of the person filing this Schedule 13D is Richard Stone.

     (b) The business address of Mr. Stone is c/o Sunrise Securities Corp., 135 East 57th Street, 11th Floor, New York, New York 10022.

     (c) Mr. Stone is a Managing Director of Sunrise Securities Corp., a registered broker-dealer.

     (d) Mr. Stone has not been convicted during the past five years in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Stone has not been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Stone is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

In addition to the shares previously reported on his Schedule 13D filed June 3, 1998, Mr. Stone purchased an aggregate of 77,800 shares of Common Stock in open-market purchases made during the period commencing July 14, 1998 and ended December 29, 1999. The purchase price of the shares of Common Stock ranged between $3.25 per share and $1.0625 per share and all purchases by Mr. Stone were paid out of his personal funds.


Item 4. Purpose of Transaction.

Such acquisitions of securities were made for investment purposes. Although he has no current intention to do so, depending on market conditions and other factors, Mr. Stone may acquire additional shares, or sell all or a portion of his shares of Common Stock. Mr. Stone has no current plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.


Item 5. Interest in Securities of the Issuer.

See Items 7 through 11 on the cover page. During the period commencing July 14, 1998 and ended December 29, 1999, Mr. Stone purchased an aggregate of 77,800 shares of Common Stock in open-market purchases with personal funds.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.


Item 7.  Materials to be Filed as Exhibits.

None.

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: January 14, 2000                       /s/ Richard Stone
                                             -----------------------------------
                                                Richard Stone





(120496DTI)